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Exhibit 99.2

MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

ITEM 1	Reporting Issuer
Tesma International Inc. ("Tesma") 1000 Tesma Way Concord, Ontario L4K 5R8
ITEM 2	Date of Material Change
May 4, 2004
ITEM 3	Press Release
A press release announcing the change was released in Toronto on May 4, 2004 and is attached hereto as Schedule A.
ITEM 4	Summary of Material Change

On May 4, 2004, Tesma's Board of Directors (i) appointed Dr. Klaus Blickle as President of Tesma, and (ii) promoted Anthony E. Dobranowski to the position of Vice Chairman of Tesma. Mr. Dobranowski will continue as Chief Financial Officer of Tesma.
ITEM 5	Full Description of Material Change

It was announced at Tesma's annual shareholders' meeting on May 4, 2004, that Tesma's Board of Directors appointed Dr. Klaus Blickle as President of Tesma and promoted Anthony E. Dobranowski to the position of Vice Chairman of Tesma. Dr. Blickle has extensive automotive engineering and executive management experience, particularly in the areas of powertrain testing, engineering and development, all of which are critical to Tesma's business strategy and goal of becoming the world's leading Tier I supplier of advanced powertrain modules and systems. Dr. Blickle was previously the Chief Technology Officer of ASC Incorporated in the United States (since 2001) and held various senior positions with Audi AG in Germany and China, including as the President and CEO of the Cosworth Technology subsidiary of Audi in the U.K.

Mr. Dobranowski continues as Chief Financial Officer and was promoted to the position of Vice Chairman of Tesma, where he will continue in an expanded role with responsibility for finance, investor relations, strategic planning and corporate development (including M&A).
ITEM 6	Reliance on Section 75(3) of the Act
N/A
ITEM 7	Omitted Information
No material information has been omitted from the report

ITEM 8	Senior Officers
Stefan T. Proniuk Vice President, Secretary and General Counsel
ITEM 9	Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

        DATED at Toronto, May 5, 2004.

TESMA INTERNATIONAL INC.
By:	/s/ STEFAN T. PRONIUK Stefan T. Proniuk Vice President, Secretary and General Counsel

SCHEDULE A

        See Exhibit 99.1 for Schedule A.

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MATERIAL CHANGE REPORT Section 75(2) of the Securities Act (Ontario) Section 85(1)(b) of the Securities Act (British Columbia) Section 146(1)(b) of the Securities Act (Alberta) Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan) Section 81(2) of the Securities Act (Nova Scotia) Section 76(2) of the Securities Act (Newfoundland)
SCHEDULE A